April 29, 2025

James McCormick
Chief Executive Officer
Cloudastructure, Inc.
228 Hamilton Avenue, 3rd Floor
Palo Alto, CA

       Re: Cloudastructure, Inc.
           Registration Statement on Form S-1
           Filed April 21, 2025
           File No. 333-286654
Dear James McCormick:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed April 21, 2025
Prospectus Summary, page 1

1. We note your disclosure in Current Reports on Form 8-K filed on April 1, 2025 and
       April 17, 2025 that you and the Selling Stockholder have entered into several waiver agreements changing the terms of the Securities Purchase Agreement. Please revise your registration statement disclosure to reflect the current terms of the agreement.
       Please update corresponding disclosure throughout the filing.
Plan of Distribution, page 22

2. We note your disclosure that the Selling Stockholder may sell its securities in one or more underwritten offerings. Please confirm your understanding that the retention by the Selling Stockholder of an underwriter would constitute a material change to your plan of distribution, requiring a post-effective amendment. Refer to your undertaking
 April 29, 2025
Page 2

       provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.
General

3. Footnote 1 to the filing fee table exhibit, filed as Exhibit 107, states that "an indeterminate number of common shares are registered hereunder that may be issued upon conversion of or exchange for any other securities." Please note that Securities
       Act Rule 416 does not apply to shares issuable upon conversion of securities where the conversion is determined by fluctuating market prices. Please revise the registration statement to register a reasonable good-faith estimate of the maximum number of shares necessary to cover conversions of the Series 2 Convertible Preferred
       Stock. If the estimate turns out to be insufficient, you must file a new registration statement to register the additional shares for resale. For guidance, consider Question
       213.02 of our Securities Act Rules Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Lauren Pierce at 202-551-3887 or Jan Woo at 202-551-3453 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Vanessa J. Schoenthaler